111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com

July 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-4561

Mail Stop 4561-4561

RE:	Crossroads Systems, Inc. Registration Statement on Form S-1 Filed May 10, 2013 CIK No. 1093207, File No. 333-188549

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Crossroads Systems, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 4, 2013 (the “Staff Letter”) relating to the above-referenced filing (the “Previous Filing”). The Company is concurrently filing an amended draft registration statement on Form S-1 (“Amendment No. 1” and, the Previous Filing as so amended by Amendment No. 1, the “Registration Statement”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 1.

Fee Table

1.	Regarding your reference in footnote (1) to Securities Act Rule 416(a), please confirm your understanding that you cannot rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of price protection provisions that guarantee the lowest preferred stock conversion or warrant exercise price, as described on pages 68 and 69 of your document. To the extent that the number of shares to be issued as a result of these provisions exceeds the number you register in the fee table, you must file a new registration statement to cover the additional shares issuable as a result of the reduced conversion or exercise prices. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 213.02.

Response:          The Company acknowledges the Staff’s comment that it cannot rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of price protection provisions applicable to the conversion of its convertible preferred stock or its warrants.

Austin     Beijing    Dallas     Houston     London     New York   Research Triangle Park      The Woodlands    Washington, DC

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 8, 2013

Prospectus Cover Page

2.	We note from disclosure elsewhere in your document that your convertible preferred is divided into sub-series F-1 and F-2 and that the sub-series F-2 has limited voting rights. Please specify the amounts of each series of convertible preferred stock you are registering and provide a concise explanation of the difference in rights between the series. Also provide a cross-reference to the page of the prospectus where a materially complete description of the rights of each series of preferred stock is provided.

Response:         The Company acknowledges the Staff’s comment. In light the fact that the Company is no longer registering the convertible preferred stock under this Registration Statement (as discussed in more detail below in the Company’s response to Comment 3), the Company respectfully submits that this disclosure is no longer required to be included on the prospectus cover page, as the selling securityholders will be selling only common stock under the Registration Statement.

3.	Tell us whether you plan to provide the initial offering prices of the preferred stock and warrants in a pre-effective amendment. More specifically, identify the “public market” in which the preferred stock and warrants must be listed for trading or quoted, before the offering price may fluctuate.

Response:          The Company respectfully advises the Staff that it has revised the Registration Statement to remove the convertible preferred stock and the warrants from the securities being registered, and that the Registration Statement will register only (i) the common stock underlying those securities and (ii) other outstanding shares of common stock held by the selling securityholders.

Since the Previous Filing, the Company has obtained the approval from holders of the requisite majority of the convertible preferred stock to amend the registration rights agreement entered into in connection with the March 2013 private placement to remove the Company’s obligation to register the convertible preferred shares. The Company also respectfully advises the Staff that the registration rights agreement, by its original terms and as amended, does not require the Company to register the warrants.

In light of these changes and the fact that the convertible preferred stock and the warrants will not be offered under the Registration Statement, the Company will not need to specify the initial offering prices of the convertible preferred stock or the warrants.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 8, 2013

Risk Factors, page 6

4.	We note that the adjustments to the conversion price of your preferred stock and exercise price of your warrants that you disclose on pages 68 and 69, to the issuance prices of future sales of common stock at less than the then-existing conversion or exercise price, could cause a potentially unbounded number of shares to be issued. Please include a risk factor that highlights the possible dilution and other adverse effects, including the impact on future capital formation activities. In addition, tell us what consideration you gave to providing a table in the forepart of your document, such as in the Summary or the added risk factor, quantifying the potential impact of additional share issuances at 25%, 50%, and 75% below the conversion and exercise price of the preferred stock and warrants, respectively.

Response:          In response to the Staff’s comment, the Company has included a risk factor with the requested disclosure describing the anti-dilution adjustment provisions associated with the convertible preferred stock and the warrants issued in our March 2013 private placement. Please see the risk factor captioned “The convertible preferred stock and warrants issued in our March 2013 private placement include anti-dilution protection…” on page 23 of the Registration Statement.

In addition, the Company has included a table under “Prospectus Summary—The Offering” showing the potential impact of subsequent additional share issuances at 25%, 50% and 75% of the conversion and exercise price of the preferred stock and warrants, respectively. It has also included this table under the discussion of the anti-dilution provisions of the convertible preferred stock under the caption “—Anti-Dilution Protection” on page 70 of the Registration Statement.

A default under our credit facility…, page 21

5.	In a relevant part of your document, such as under Liquidity and Capital Resources, please provide a materially complete discussion of your covenants, including information about the breach, steps taken to avoid a future breach, and the reasonably likely impact of a breach. For guidance, refer section IV.C our Release No. 33-8350.

Response:          The Company has revised the Registration Statement to include the requested information. Please see the new disclosure under “Liquidity and Capital Resources—Financing Activities—Loan Agreement” on page 38.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 8, 2013

Description of 5.0% Series F Convertible Preferred Stock and Warrants Issued in our March 2013 Private Placement

Conversion Rights, page 66

6.	You state in the first sentence that the conversion of the preferred is subject to adjustment as specified in the bullet points that immediately follow. This appears to be inconsistent with sections 7 and 8 of your Certificate of Designation filed as exhibit 3.1.2, which describes the terms in the bullet points as optional conversion provisions that can be exercised by either the holder or you. Please revise or advise. Tell us the consideration you gave to alerting potential holders of preferred stock in the prospectus summary of the alternative conversion rates and concisely explaining their operation in the forepart of the prospectus.

Response:          In response to the Staff’s comment, the Company has (i) revised the section titled “—5.0% Series F Convertible Preferred Stock—Conversion Rights” on pages 68 and 69 of the Registration Statement to clarify that the conversion of the convertible preferred stock is, depending on the circumstances, at the option of the holder or of the Company and (ii) revised page 3 of the prospectus summary to explain the conversion provisions and their operation.

Selling Securityholders, page 77

7.	For each of the legal entities listed in the table on page 79, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the securities to be offered for resale. Refer to Regulation S-K Compliance and Disclosure Interpretation No. 140.02. Also, tell us whether any of the entities in your table are broker-dealers or affiliate of broker-dealers. Finally, tell us whether Messrs. Ecker, Berlacher, Besser, Allsop, Jay D. Seid, Melvin Seid, and Stanley and Mses. Kalista and Stanley are affiliates of broker-dealers.

Response:          In response to the Staff’s comment, the Company has revised the footnotes to the selling securityholders table to disclose the names of the natural person(s) exercising voting and dispositive power over securities held by legal entities listed in the table. Please see pages 81 and 82 of the Registration Statement.

Philadelphia Brokerage Corporation is a broker-dealer and acted as a sub-placement agent in the March 2013 private placement. This entity received the warrants as compensation for its services as a sub-placement agent and has represented to the Company that it acquired the warrants without any agreement, arrangement or understanding with any person to distribute them. Wolverine Flagship Fund Trading Limited has advised the Company that it is an affiliate of a broker-dealer but is not itself a broker-dealer. It has represented to the Company that it purchased the preferred stock and warrants in the ordinary course of its business with no agreements or understandings, directly or indirectly, with any person to distribute those securities. The remaining entities in the table have advised the Company that they are not broker-dealers or affiliates of broker-dealers.

Securities and Exchange Commission

Re: Crossroads Systems, Inc. Registration Statement on Form S-1

File No. 333-188549

July 8, 2013

Messrs. Ecker and Allsopp are affiliates of Philadelphia Brokerage Corporation. Messrs. Berlacher, Jay D. Seid and Stanley and Ms. Kalista are affiliates of Emerging Growth Equities, Ltd., a broker-dealer and the placement agent for the March 2013 private placement. Each of the individuals listed in this paragraph has represented that he or she received the common stock warrants as compensation and at the time of receipt had no agreements or understandings, directly or indirectly, with any person to distribute the warrants.

James Besser, Melvin Seid and Susan Stanley have advised the Company that they are not affiliates of broker-dealers.

Please refer any questions to the undersigned at (512) 320-9284 or to Michael Sullivan of Andrews Kurth LLP at (512) 320-9287. Thank you for your attention to this matter.

Respectfully submitted,

Andrews Kurth LLP

/s/ J. Matthew Lyons
J. Matthew Lyons